EVOLVING GOLD CORP

May 6, 2008

Ms. Jill Davis
Branch Chief - Division of Corporation Finance
Mail Stop 7010 - United States Securities and Exchange Commission
Washington, D.C.
20549-7010

Re: **Evolving Gold Corp.**
Form 20-F for the Fiscal Year Ended March 31, 2006, Filed November 1, 2006
Form 20-F for the Fiscal Year Ended March 31, 2007, Filed October 15, 2007
File No. 000-50953
Your letter dated March 13, 2008 and subsequent April 2, 2008 discussion

Dear Ms. Davis,

Further to our April 2, 2008 telephone discussion and with respect to your letter of March 13, 2008 relating to Evolving Gold Corp.'s Form 20-F filed for the fiscal years ended March 31, 2006 and March 31, 2007, we would like to provide the following additional comments and/or clarification:

Form 20-F for the Fiscal Year Ended March 31, 2006

Item 5B. Liquidity and Capital Resources, page 30

Your original comments with respect to this issue requested information as to the nature of property acquisition costs and requested further clarification as to why such costs were not deemed mineral rights for US financial statement presentation purposes. The nature of these property acquisition costs was explained in our letter of March 13, 2008 but because this letter did not properly clarify why these costs were not reflected as mineral rights, we would like to add the following comments.

Note 10 to the March 31, 2006 Consolidated Financial Statements of Evolving Gold Corp. explains the Company's US and CDN accounting policy with respect to mineral properties and deferred exploration costs and the differences therein. It states:

"Under accounting principles generally accepted in Canada ("Canadian GAAP") mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America ("US GAAP") mineral property acquisition costs are considered tangible assets and must be capitalized unless the mineral properties do not have proven reserves. Management reviews capitalized costs for impairment annually and has determined that there is an impairment. Therefore an additional mineral property expense is required under US GAAP."

If we had also included a statement that under US GAAP Management of the Company initially capitalizes mineral property rights and then determines impairment based on exploration work to date it would have helped to explain why, under US GAAP, such impairment would cause the Company to expense the property acquisition costs but, under CDN GAAP, these costs would remain capitalized.

The Company proposes to address this issue on a future basis by including, for any applicable mineral properties, the following wording in its March 31, 2008 Consolidated Financial Statements:

"Under accounting principles generally accepted in Canada ("Canadian GAAP") mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America ("US GAAP") mineral property rights are considered tangible assets under EITF 04-02 and must be capitalized. Exploration costs are expensed in the period incurred. The Company initially capitalizes mineral property rights and management reviews the capitalized costs annually, based upon exploration work to date, to determine if an impairment is required. Management has determined that an

impairment exists and has written down the previously capitalized costs. Therefore an additional mineral property expense is required under US GAAP."

Form 20-F for the Fiscal Year Ended March 31, 2007

For ease of understanding we have noted your original comments in italics below.

Critical Accounting Policies, page 33

> ***"We note your disclosure that directs you to your most critical accounting policies. However we are not able to locate this disclosure. Please clarify where you included this disclosure."***

We agree with your comment that the reference to disclosure in notes 2 and 11 in the Consolidated Financial Statements in item 17 of the 20-F filing was not properly reflected and will try to ensure that future Form 20-F filings are properly cross-referenced.

Exhibit 12.1 and Exhibit 12.2

> ***"Please confirm that the inclusion of your Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please eliminate the reference to the Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraph to conform to the format provided in Instruction 12 to Item 19 of Form 20F."***

We confirm that inclusion of our Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraphs of our certifications was not intended to limit the capacity in which such individuals provided the certifications and will, on a future basis, eliminate the reference to the Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraph to conform to the format provided in Instruction 12 to Item 19 of Form 20F.

Please contact us if we can provide any additional information with respect to this matter.

Yours truly,

Herrick Lau.
Evolving Gold Corp – Chief Financial Officer

cc. Mr. John Cannarella